Exhibit 99.1

Press Release

18 December 2018

018/18-19

Enquiries:

Charlie Brooks	+44 (0) 161 868 8216
Manchester United

Jose Mourinho leaves United

MANCHESTER, England. – 18 December 2018 – Manchester United (NYSE: MANU) announces that manager Jose Mourinho has left the club with immediate effect.

The club would like to thank Mourinho for his work during his time at Manchester United and to wish him success in the future.

A new caretaker manager will be appointed until the end of the current season, while the club conducts a thorough recruitment process for a new, full-time manager.

Ends